

Southwestern Energy Company

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY PROVIDES OPERATIONAL UPDATE

Gross Production from Fayetteville Shale Play Rises to Approximately 50 MMcf Per Day, Up From Approximately 20 MMcf Per Day at May 1, 2006

Houston, Texas – August 1, 2006...Southwestern Energy Company (NYSE: SWN) today announced that gross production from the company's wells in the Fayetteville Shale has now reached approximately 50 MMcf per day, up from approximately 20 MMcf per day at May 1, 2006. The increase was due to the combined effects of the increased pace of development as additional drilling rigs were placed in service and to improved fracture stimulation techniques. The company expects production from the Fayetteville Shale to continue to increase as the play is developed.

"Our activities in the Fayetteville Shale play are accelerating," stated Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "We are continuing to move up the learning curve and have seen marked improvements during the quarter in both our drilling and completion of our horizontal wells. As a result, our production volumes from the Fayetteville Shale have increased dramatically."

Southwestern invested a total of $344.2 million in its E&P program during the first half of 2006, compared to $179.6 million in the first half of 2005. During the first six months of 2006, the company participated in 170 wells, 68 of which were successful, 98 were still in progress and 4 were dry at June 30, 2006. The company's drilling program continues to be highly effective, with a 94% success rate through the first half of 2006.

Fayetteville Shale Play - In the first six months of 2006, Southwestern invested approximately $119.7 million in its Fayetteville Shale play, which includes $88.6 million to spud 86 wells, $17.0 million for leasehold and $14.1 million for seismic expenditures, office equipment and capitalized expenses. Through July 31, 2006, Southwestern has drilled and completed a total of 105 wells in the Fayetteville Shale play, of which 54 are designated as horizontal wells. The wells are located in 21 separate pilot areas located in 8 counties in Arkansas. Of the 54 horizontal wells, 50 were currently producing. Seventy-three wells were in the drilling or completion phase at July 31, including 42 wells which had been drilled through the vertical section with a smaller rig and will be re-entered with a larger rig capable of drilling the horizontal section. The graph below provides gross production data from the Fayetteville Shale play which shows the effect of improved well performance and project acceleration:



During the second quarter, the company moved away from completing wells using nitrogen foam fracture stimulations in favor of larger slickwater and cross-linked gel stimulations, based upon the improved well performance experienced with those treatments. Through July 31, the company had performed 29 slickwater or cross-linked gel fracture stimulation treatments on horizontal wells currently on production. The average initial production test rate for these 29 wells was 1.7 MMcf per day, 20 of which had been on production for more than one month. The average rate for these 20 wells after 30 days was 1.6 MMcf per day. Current production information for the company's slickwater and cross-linked wells are as follows:

Well Name	Field	County	AOGC Form 3 Production Rate (Mcfpd)	Highest Production Rate (Mcfpd)	Production Rate at July 31, 2006 (Mcfpd)	Days on Production	
1 McNew 4-2H	Gravel Hill	Conway	1183	1513	550	291	
2 McNew 5-2H	Gravel Hill	Conway	1018	1109	722	152	
3 Cassell 2-20H	Scotland	Van Buren	1804	1804	1149	128	
4 Boy Scouts 1-11H	Cove Creek	Faulkner	1254	1463	1048	123	
5 Lieblong 1-15H	Cove Creek	Faulkner	804	927	509	111	
6 Black 1-21H	Scotland	Van Buren	2034	2716	1522	107	
7 Edwards, J 2-36H	Cove Creek	Faulkner	1738	1910	1522	93	
8 Harmon 1-13H	Cove Creek	Faulkner	857	857	596	91	
9 Hildreth 2-36H	Gravel Hill	Conway	2234	2234	438	81	(1)
10 Anadarko 1-11H	Gravel Hill	Conway	3627	3913	2679	80	
11 Carr Trust 1-10H	Gravel Hill	Conway	1234	1706	787	75	
12 Evans 2-32H	Gravel Hill	Van Buren	1140	2879	2013	65	
13 Evans 1-32H	Gravel Hill	Van Buren	2560	2814	2359	62	
14 Anthony Trust 1-9H	Gravel Hill	Conway	2619	2619	1117	61	
15 McGee 2-35H	Cove Creek	Faulkner	2565	2565	999	52	
16 Bryant 2-12H	Cove Creek	Faulkner	2702	2814	1653	49	
17 Russell 1-33H	Gravel Hill	Van Buren	1145	2928	2572	40	
18 Grills 1-31H	Gravel Hill	Van Buren	1319	2010	1832	37	
19 Scroggins 2-14H	Cove Creek	Faulkner	1420	1424	1055	35	
20 Guinn 1-6H	Gravel Hill	Conway	1924	2568	2108	35	
21 Grills 2-31H	Gravel Hill	Van Buren	2734	3642	2500	26	
22 Guinn 2-6H	Gravel Hill	Conway	2344	2956	1935	26	
23 Carr Trust 2-10H X	Gravel Hill	Conway	1856	1856	1429	23	
24 Anthony Trust 2-9H	Gravel Hill	Conway	1274	1297	988	21	
25 Wallace 1-5H	South Rainbow	Conway	1718	1849	1849	12	
26 Anadarko 2-11H	Gravel Hill	Conway	988	988	960	7	
27 Brown 1-31H	Cove Creek	Van Buren	1140	1334	1328	6	
28 Wallace 2-5H	South Rainbow	Conway	1500	1500	1305	6	
29 Dowdy 1-25H	Gravel Hill	Van Buren	1143	1200	1200	3	
Averages			**1720**	**2048**	**1404**	**65**	

(1) Hildreth 2-36H was a longitudinally-fracture stimulated well with 3 stages stimulated.

The company is currently expanding its gas gathering capacity in the Gravel Hill and Scotland Field areas. As a result of the higher production rates from newer wells, increased gathering line pressure is temporarily restricting production from some older wells in the areas.

Costs of the company's recently completed slickwater horizontal wells have averaged approximately $2.1 million per well. Southwestern has been able to mitigate a portion of the rising service costs through the utilization of its surface hole drilling program and increased efficiencies from its new fit-for-purpose drilling rigs. The company's average horizontal well has a vertical depth of 3,200 feet and lateral length of 2,300 feet, and have taken 10 to 15 days to drill the horizontal section of the hole. However, the company has recently experienced faster drill times and mobilization times with its new fit-for-purpose rigs. For example, the company has recently completed the deepening and horizontal phase of drilling on 9 wells with its DDI #1 rig in an average of 11 days per well from "re-entry-to-re-entry." Another example is the recent mobilization of the company's DDI #1 rig, which took a total of 31 hours from the time the rig move started from one well to the time it was ready to begin drilling on the next well. This compares to a typical industry rig mobilization time of 4 to 5 days.

Horizontal wells recently completed using improved fracture stimulation techniques are displaying shallower initial decline rates, potentially pointing toward higher estimated

- MORE -

ultimate recoveries. The graph below provides normalized average daily production data through July 31, 2006, for the company's horizontal wells using improved fracture stimulation techniques compared to typecurves from the company's reservoir simulation shale gas model. As previously noted, the company is currently making modifications to its gathering system in the Gravel Hill and Scotland Field areas to better handle the increased production volumes.



Note: Data as of July 31, 2006.

As of July 31, 2006, Southwestern had 10 drilling rigs running in its Fayetteville Shale play area, 8 of which are capable of drilling horizontal wells and 2 smaller rigs are being used to drill the vertical section of the horizontal wells. The company expects 3 rigs to be delivered in August, and a total of 19 to 20 rigs drilling in the play by year-end 2006. Of those, up to 16 rigs will be able to drill horizontal wells.

As previously announced, Southwestern expects to own and operate 15 drilling rigs by year-end 2006. Five of these drilling rigs have already been delivered and 10 will be delivered over the remainder of the year. Thirteen of the 15 drilling rigs are to be utilized in the company's Fayetteville Shale play area, while the other 2 rigs will be deployed in East Texas.

In the second quarter of 2006, the company extended the play approximately 20 miles to the east with the drilling of the Hefly #1-12-H well located in White County. The Hefly well was drilled and logged approximately 360 feet of gross pay, which compares favorably to the company's previously drilled pilot areas. The Hefly well is expected to be completed in August.

At July 31, 2006, the company held a total of approximately 883,000 net acres in the play area (including approximately 125,000 net acres held by conventional production). By the end of 2006, Southwestern expects to have effectively tested a substantial portion of its Fayetteville Shale acreage.

In February 2006, Southwestern announced that it had tested gas production from two vertical wells in the deeper Moorefield and Chattanooga Shales in the play area. Southwestern expects to begin drilling its first horizontal test of the Moorefield, the Carter #2-35-H well in its East Cutthroat pilot area, in August. Southwestern currently holds approximately 130,000 net undeveloped acres that could be prospective in the Moorefield Shale. The company is also continuing to evaluate the possible future development of the Chattanooga Shale with horizontal wells.

Conventional Arkoma Program - Southwestern invested approximately $39.5 million and spudded 34 wells in the first six months of 2006 in its conventional Arkoma Basin program. The company currently has three rigs running in the conventional Arkoma Basin, all of which are drilling at its Ranger Anticline area in Yell and Logan Counties, Arkansas. The company anticipates that it will have up to five rigs drilling at Ranger later this year and drill between 45 and 55 wells in 2006.

In the first quarter of 2006, Southwestern established production from the Borum sandstone in its Midway Prospect exploratory test, the USA #1-24. An additional exploration test in the southern portion of its Midway acreage was drilled, the USA #1-4, and production tested at a rate of 1.8 MMcf per day. The company expects this well, which it operates with a 60% working interest, to be on production in September. Southwestern expects to drill a third exploration test on its Midway acreage in the third quarter, approximately 6 miles east of the USA #1-4 well. The company holds approximately 19,000 gross acres in its Midway Prospect area.

East Texas - Southwestern invested approximately $113.6 million in East Texas and spudded 43 wells during the first six months of 2006. Of these 43 wells, 38 were at its Overton Field and 5 were located in the company's Angelina River Trend area. The company currently has 4 rigs drilling at Overton with an additional rig in the Angelina River Trend. In July, Southwestern released two third-party rigs that had been drilling at Overton, due to excessive day rates. Southwestern expects a newly-contracted third-party rig to be delivered at Overton in August, and expects to bring two company-owned drilling rigs into East Texas by the end of 2006. Due to the release of the two third-party rigs, the company now expects to drill a total of 68 wells at Overton in 2006, as compared to its original plan of drilling 83 wells. The company continues to maintain a 100% success rate at Overton after drilling over 290 wells since it acquired the field in 2000.

The company continues to expand its leasehold position in East Texas at the Angelina River Trend in Nacogdoches County, Texas. The company currently has approximately 45,000 gross acres in the area, compared to approximately 14,000 gross acres at December 31, 2005. Through July 31, 2006, the company has drilled a total of 14 wells in the area, primarily targeting the Travis Peak interval. The company plans to drill a total of 17 wells in the area in 2006.

Permian Basin - During the second quarter, Southwestern completed its first well in the emerging Barnett Shale play in the Permian Basin of West Texas, where it holds approximately 50,000 net acres. The State Street State #701 well located in the company's Popeye Prospect is currently being tested. If results are encouraging, the company will likely drill a horizontal test well in the area. The Dela Minerals 3 State #701, the first well in the company's deeper Coronado Prospect, is currently drilling at approximately 7,000 feet toward a total depth of 12,600 feet. The company expects to reach total depth in the third quarter.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
                  Executive Vice President   **Manager, Investor Relations**
                  and Chief Financial Officer   **(281) 618-4897**
                  (281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address activities, outcomes and other matters that should or may occur in the future, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for the company's future operations, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The company has no obligation and makes no undertaking to publicly update or revise any forward-looking statements. You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect the company's operations, markets, products, services and prices and cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause the company's actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the timing and extent of changes in commodity prices for natural gas and oil; the timing and extent of the company's success in discovering, developing, producing and estimating reserves; the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays; the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position; the extent of the company's success in drilling and completing horizontal wells; the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation; the company's lack of experience owning and operating drilling rigs; the company's ability to fund its planned capital expenditures; future property acquisition or divestiture activities; the effects of weather and regulation on the company's gas distribution segment; increased competition; the impact of federal, state and local government regulation; the financial impact of accounting regulations and critical accounting policies; changing market conditions and prices (including regional basis differentials); the comparative cost of alternative fuels; conditions in capital markets and changes in interest rates; the availability of oil field personnel, services, drilling rigs and other equipment; and any other factors listed in the reports we have filed and may file with the Securities and Exchange Commission (SEC). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #



**Southwestern Energy
Company**

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700 Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES RECORD
SECOND QUARTER 2006 RESULTS

Houston, Texas – August 1, 2006...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the second quarter of 2006. Highlights include:

- Record earnings of $37.0 million, up 38% from the same period in 2005
- Record net cash provided by operating activities before changes in operating assets and liabilities (a non-GAAP measure reconciled below) of $84.3 million, up 30% from the same period in 2005
- Natural gas and crude oil production of 16.4 Bcfe, up 9% over the same period in 2005
- Higher realized natural gas and crude oil prices, up 9% and 50%, respectively, over the same period in 2005

For the second quarter of 2006, Southwestern reported net income of $37.0 million, or $0.22 per diluted share, up from $26.8 million, or $0.18* per diluted share, for the same period in 2005. Net income for the second quarter of 2006 included an after-tax gain of $6.7 million ($0.04 per share) on the disposition of the company's 25% interest in the NOARK Pipeline System, Limited Partnership, which was partially offset by a one-time adjustment of $1.8 million ($0.01 per share) to record additional deferred income tax expense as a result of recently enacted tax legislation by the state of Texas. Net cash provided by operating activities before changes in operating assets and liabilities (non-GAAP; see reconciliation below), was $84.3 million in the second quarter of 2006, up from $65.1 million the same period in 2005. During the second quarter, the effects on the company's earnings of the higher commodity prices and increased production volumes were largely offset by increases in operating costs and expenses.

"During the second quarter, our development drilling programs in East Texas and the Arkoma Basin continued to deliver solid results and we made significant progress in our Fayetteville Shale play," stated Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "In the Fayetteville Shale play, we increased the pace of our development drilling program as additional rigs were placed in service and we saw marked improvement in well performance resulting from improvements in our fracture stimulation practices. Our production volumes from the Fayetteville Shale have started to increase dramatically, with gross production from the play at approximately 50 million cubic feet of gas per day, as compared to approximately 20 million cubic feet of gas per day at May 1, 2006.

"We set new records for net income and cash flow during the quarter, primarily due to higher production and higher realized commodity prices. We also saw increases in our per unit costs and expenses reflecting the significant 'up-front' investment we have made in equipment and personnel related to our Fayetteville Shale play."

Net income for the six months ended June 30, 2006 was $95.4 million, or $0.56 per diluted share, up 61% from $59.4 million, or $0.40* per diluted share, for the same period in 2005. Net cash provided by operating activities before changes in operating assets and liabilities was $209.7 million for the first six months of 2006, up 51% from $138.7 million for the same period in 2005.

_____

* Adjusted to reflect the company's two-for-one stock split effected in November 2005.

Second Quarter 2006 Financial Results

E&P Segment - Operating income from the company's E&P segment was $49.5 million for the three months ended June 30, 2006, up from $48.6 million for the same period in 2005. The increase in revenues due to higher realized natural gas and oil prices and increased production volumes was largely offset by increased operating costs and expenses.

Southwestern's natural gas and crude oil production totaled 16.4 Bcfe for the three months ended June 30, 2006, up 9% from 15.0 Bcfe in the second quarter of 2005. The increase resulted primarily from increased production from the company's Overton Field in East Texas and from the company's Fayetteville Shale play. Net production from the Fayetteville Shale was 1.8 Bcf in the second quarter of 2006, compared to 0.7 Bcf in the first quarter of 2006 and 0.4 Bcf in the second quarter of 2005. Curtailment issues, which were resolved during the quarter, lowered the company's production during the second quarter of 2006 from the Overton Field by approximately 0.2 Bcfe. Additionally, in July Southwestern released two third-party rigs that had been drilling at Overton, due to excessive day rates. Southwestern expects a newly-contracted third-party rig to be delivered at Overton in August, and expects to bring two company-owned drilling rigs into East Texas by the end of 2006. Due to the release of the two third-party rigs, the company now expects to drill a total of 68 wells at Overton in 2006, as compared to its original plan of drilling 83 wells.

Southwestern's average realized gas price was $6.23 per Mcf, including the effect of hedges, in the second quarter of 2006, compared to $5.71 per Mcf in the second quarter of 2005. The company's commodity hedging activities increased its average gas price $0.07 per Mcf during the second quarter of 2006, compared to a decrease of $0.75 per Mcf in the second quarter of 2005. For calendar year 2006, the company has hedged approximately 70% to 75% of its expected gas production.

Assuming a NYMEX commodity price for the remainder of 2006 of $7.00 per Mcf of gas, the company expects the average price received for its gas production for the calendar year 2006 to be approximately $0.45 to $0.55 per Mcf below the NYMEX Henry Hub index price, including the impact of its basis hedges. Within this guidance, Southwestern is currently estimating that its market differentials for the third quarter of 2006 will be in the range of $0.30 to $0.40 per Mcf.

Southwestern's average realized oil price was $61.11 per barrel, including the effect of hedges, during the second quarter of 2006, compared to $40.81 per barrel in the second quarter of 2005. The company's hedging activities lowered its average oil price $5.88 per barrel during the second quarter of 2006 and $9.27 per barrel during the same period in 2005. For calendar year 2006, the company has hedged approximately 15% to 20% of its expected crude oil production.

Lease operating expenses per Mcfe for the company's E&P segment were $0.64 per Mcfe in the second quarter of 2006, compared to $0.43 per Mcfe in the same period in 2005, as a result of increases in gathering, compression and workover costs. The majority of the increases relate to the company's Fayetteville Shale play.

General and administrative expenses per Mcfe were $0.60 during the second quarter of 2006, up from $0.39 for the same period in 2005, due primarily to increased compensation and other costs associated with the company's increased staffing levels to meet the demands of the company's expanding E&P operations, primarily related to developing the Fayetteville Shale play. Southwestern added 144 new employees during the second quarter of 2006, most of whom were hired in the company's E&P segment.

Taxes other than income taxes per Mcfe were $0.39 during the second quarter of 2006, compared to $0.32 per Mcf for the same period in 2005. The company's full cost pool amortization rate increased to $1.79 per Mcfe in the second quarter of 2006, compared to $1.38 per Mcfe for the same period in 2005, primarily due to increased finding and development costs. The timing and amount of production and reserve additions attributed to the company's Fayetteville Shale play could have a material impact on the company's per unit costs going forward.

Midstream Services - Operating income for the company's midstream services segment, which is comprised of natural gas marketing and gathering activities, was $0.8 million for the three months ended June 30, 2006, compared to $0.9 million in the same period in 2005. The slight decrease in operating income was primarily due to increased staffing and operating costs associated with the company's gathering activities in the Fayetteville Shale play, which was largely offset by increased margin on gas volumes marketed.

Natural Gas Distribution Segment - The company's utility segment recorded a seasonal operating loss of $2.1 million for the three months ended June 30, 2006, compared to an operating loss of $2.4 million for the same period in 2005. The increase in operating income for this segment was due primarily to the effects of a $4.6 million annual rate increase effective October 31, 2005, partially offset by increased operating costs and expenses. Weather during the second quarter of 2006 was 50% warmer than normal and 48% warmer than the same period in 2005.

Transportation and Other - On May 2, 2006, the company sold its 25% partnership interest in the NOARK Pipeline System, Limited Partnership (NOARK) to Atlas Pipeline Partners, L.P. for $69.0 million. The company recorded a $10.9 million gain ($6.7 million after-tax) in other income related to the sale. As part of the transaction, the company assumed $39.0 million of debt obligations of NOARK Pipeline Finance, L.L.C., which the company previously guaranteed.

<u>First Six Months of 2006 Financial Results</u>

E&P Segment - Operating income for the E&P segment was $130.3 million during the first six months of 2006, compared to $96.3 million during the first six months of 2005. The increase was primarily due to an 11% increase in production volumes combined with higher realized oil and gas prices.

Gas and oil production increased to 32.3 Bcfe for the six months ended June 30, 2006, as compared to 29.0 Bcfe for the first six months of 2005. The increase resulted primarily from the company's increased production from the Overton Field in East Texas and increased production from the company's Fayetteville Shale play. Net production from the Fayetteville Shale was 2.5 Bcf in the first half of 2006, compared to 0.5 Bcfe in the first half of 2005.

Southwestern's average realized gas price was $7.03 per Mcf (including the effect of hedges) in the first six months of 2006 compared to $5.71 per Mcf in the first six months of 2005. The company's hedging activities increased the average gas price realized during the first six months of 2006 by $0.16 per Mcf, compared to a decrease of $0.39 per Mcf during the same period of 2005. Southwestern's average realized oil price was $58.91 per barrel for the first six months of 2006, compared to $39.42 per barrel during the first six months of 2005. The average realized oil prices for the first six months of 2006 and 2005 were reduced by $4.84 per barrel and $9.46 per barrel, respectively, due to the effects of the company's hedging activities. Disregarding the impact of hedges, the average price received for the company's gas production during the first half of 2006 was approximately $1.01 per Mcf lower than average NYMEX spot prices, compared to the average for the prior year period of approximately $0.40 per Mcf. This change was primarily due to widening locational market differentials that have occurred since the prior year period.

Lease operating expenses per Mcfe for the company's E&P segment were $0.58 per Mcfe during the first six months of 2006, compared to $0.44 per Mcfe during the same period in 2005. The increase in lease operating expenses per Mcfe resulted from increases in gathering, compression and workover costs. The majority of the increases relate to the up-front equipment and personnel costs related to the company's Fayetteville Shale play. Based on projected production, the company currently expects its unit operating costs for the remainder of 2006 to range between $0.65 and $0.70 per Mcfe.

General and administrative expenses per Mcfe were $0.57 during the first six months of 2006, compared to $0.39 per Mcfe in the same period in 2005, due to increased compensation and other costs associated with the company's increased staffing levels to meet the demands of the company's expanding E&P operations, primarily related to developing the Fayetteville Shale play. Southwestern added 244 new employees during the first half of 2006, most of which were hired in the company's E&P segment, and expects to hire an additional 200 to 250 employees by year-end 2006. Approximately 250 to 275 of the total new hires during 2006 are expected to be employed by Southwestern's drilling company. Southwestern currently expects its per unit G&A expense for the remainder of the year to range between $0.50 and $0.55 per Mcfe.

Taxes other than income taxes per Mcfe were $0.36 during the first six months of 2006, compared to $0.32 per Mcfe during the same period in 2005, primarily due to increased commodity prices. The company's full cost pool amortization rate increased to $1.69 per Mcfe in the first six months of 2006, compared to $1.34 per Mcfe for the same period in

2005, primarily due to increased finding and development costs. The company currently expects its full cost pool amortization rate to range between $1.80 and $1.90 per Mcfe for the remainder of the year. The company's amortization rate can vary from this estimate due to changes in the level of oil and gas reserves, costs associated with developing reserves and changes in the levels of unevaluated costs. Additionally, Southwestern's finding and development costs during 2006 are expected to be heavily impacted by the timing and amount of the company's reserve bookings related to the Fayetteville Shale play.

Midstream Services - Operating income for the company's natural gas marketing activities was $1.9 million during the first six months of 2006, compared to $2.0 million in the same period in 2005. The slight decrease in operating income was primarily the result of increased staffing and operating costs associated with the company's gathering activities in the Fayetteville Shale play, which was largely offset by increased margin on gas volumes marketed.

Natural Gas Distribution Segment - Operating income for Southwestern's utility was $5.8 million during the first six months of 2006, up from $5.1 million during the first six months of 2005. The increase in operating income for this segment resulted primarily from the effects of a rate increase implemented in October 2005, partially offset by increased operating costs and expenses. Weather during the first six months of 2006 was 22% warmer than normal and 12% warmer than the same period in 2005.

Transportation and Other - The company recorded $0.9 million in pre-tax income from operations related to its investment in the NOARK Pipeline System Limited Partnership (NOARK) for the first six months of 2006, compared to $0.3 million for the comparable period of 2005. As noted previously, the company sold its interest in NOARK during the second quarter of 2006.

Southwestern Updates Guidance for 2006

Early in the year, the company experienced delays in rig deliveries in its Fayetteville Shale play. These delays, along with temporary curtailment issues and changes in the company's current drilling plans in East Texas, have resulted in a slight decrease in Southwestern's oil and gas production guidance for calendar year 2006 to 73.0 to 75.0 Bcfe, an increase of 20% to 23% over its 2005 production. Production guidance for the third and fourth quarters has been updated as indicated in the table below. Southwestern's production guidance for calendar year 2006 is as follows:

	Actual 1st Quarter	Actual 2nd Quarter	Estimated 3rd Quarter	Estimated 4th Quarter	Estimated Full-Year 2006
Estimated Production:					
Gas (Bcf)	14.8	15.4	18.0 - 18.9	20.8 - 21.8	69.0 - 70.9
Oil (MBbls)	177	170	165 - 170	145 - 155	657 - 672
Total Production (Bcfe)	15.9	16.4	19.0 - 20.0	21.7 - 22.7	73.0 - 75.0

The company also reaffirmed and updated its guidance on certain expense items, as follows:

	Current Full Year 2006 <u>Projected</u>
<u>E&P Operating Expenses ($ per Mcfe)</u>	
Lease Operating Expenses	$0.63 - $0.68
Taxes, Other Than Income Taxes	$0.30 - $0.35
General & Administrative Expense	$0.52 - $0.57
Full Cost Pool Amortization Rate[1]	$1.80 - $1.90
<u>Other Operating Income and Expenses ($ in millions)</u>	
Utility Operating Income	$5.5 - $6.5
Midstream Operating Income	$4.0 - $5.0
Minority Interest Deduction	$1.0 - $1.5
Net Interest Expense	$3.0 - $4.0
Income Tax Rate (100% Deferred)	38.0%

(1) The company's full cost pool amortization rate can vary from this estimate due to changes in the level of oil and gas reserves, costs associated with developing reserves and changes in the levels of unevaluated costs.

Assuming NYMEX commodity prices of $7.00 per Mcf of gas and $70.00 per barrel of oil for the remainder of 2006, the company is targeting net income of $165 - $170 million and net cash provided by operating activities before changes in operating assets and liabilities (a non-GAAP measure; see "Explanation and Reconciliation of Non-GAAP Financial Measures" below) of $400 - $410 million in 2006. The company expects its operating income to approximate $260 - $265 million and its net income plus interest, income tax expense, depreciation, depletion and amortization (also known as EBITDA, a non-GAAP measure; see "Explanation and Reconciliation of Non-GAAP Financial Measures" below) to be approximately $410 - $420 million in 2006. The company has also provided an additional commodity price scenario and its corresponding estimated financial results for 2006 in the table below:

NYMEX Commodity Prices	Net Income	Operating Income	Net Cash Flow [1]	EBITDA [1]
$7.00 Gas $70.00 Oil	$165 - $170 Million	$260 - $265 Million	$400 - $410 Million	$410 - $420 Million
$8.00 Gas $70.00 Oil	$180 - $185 Million	$280 - $285 Million	$420 - $430 Million	$430 - $440 Million

(1) Net cash flow, or net cash provided by operating activities before changes in operating assets and liabilities, and EBITDA are non-GAAP measures; see Explanation and Reconciliation of Non-GAAP Financial Measures below.

<u>Explanation and Reconciliation of Non-GAAP Financial Measures</u>

Net cash provided by operating activities before changes in operating assets and liabilities is presented because of its acceptance as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt. The company has also included this information because changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the company may not control and may not relate to the period in which the operating activities occurred. Net cash provided by operating activities before changes in operating assets and liabilities should not be considered in isolation or as a substitute for net cash provided by operating activities prepared in accordance with generally accepted accounting principles. The table below reconciles net cash provided by operating activities before changes in operating assets and liabilities with net cash provided by operating activities as derived from the company's financial information.

	3 Months Ended June 30,		6 Months Ended June 30,	
	2006	**2005**	**2006**	**2005**
	(in thousands)			
Net cash provided by operating activities before changes in operating assets and liabilities	$ 84,296	$ 65,065	$ 209,665	$ 138,681
Add back (deduct):				
Change in operating assets and liabilities	1,386	(3,773)	19,386	25,710
Net cash provided by operating activities	$ 85,682	$ 61,292	$ 229,051	$ 164,391

The reconciliation of the company's forecasted net cash provided by operating activities before changes in operating assets and liabilities, as shown below, has assumed no changes in assets and liabilities. Forecasting changes in operating assets and liabilities would require unreasonable effort, would not be reliable and could be misleading.

	2006 Guidance	
	NYMEX Commodity Price Assumptions	
	$7.00 Gas $70.00 Oil	**$8.00 Gas $70.00 Oil**
	($ in millions)	
Net cash provided by operating activities	$400-$410	$420-$430
Add back (deduct):		
Assumed change in operating assets and liabilities	--	--
Net cash provided by operating activities before changes in operating assets and liabilities	$400-$410	$420-$430

EBITDA is defined as net income plus interest, income tax expense, depreciation, depletion and amortization. Southwestern has included information concerning EBITDA because it is used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in the energy industry. EBITDA should not be considered in isolation or as a substitute for net income, net cash provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of the company's profitability or liquidity. EBITDA as defined above may not be comparable to similarly titled measures of other companies. Net income is a financial measure calculated and presented in accordance with generally accepted accounting principles. The table below reconciles 2006 forecasted EBITDA with 2006 forecasted net income.

	2006 Guidance	
	NYMEX Commodity Price Assumptions	
	$7.00 Gas $70.00 Oil	$8.00 Gas $70.00 Oil
	($ in millions)	
Net income	$165-$170	$180-$185
Add back:		
Provision for income taxes - deferred	101-104	110-113
Interest expense	3-4	3-4
Depreciation, depletion and amortization	140-145	140-145
EBITDA	$410-$420	$430-$440

Southwestern will host a teleconference call on Wednesday, August 2, 2006, at 10:00 a.m. Eastern to discuss the company's second quarter 2006 financial and operating results. The toll-free number to call is 888-802-2266 and the reservation number is 7454797. The teleconference can also be heard "live" on the Internet at http://www.swn.com.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
                     Executive Vice President   **Manager, Investor Relations**
                     and Chief Financial Officer   **(281) 618-4897**
                     (281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address activities, outcomes and other matters that should or may occur in the future, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for the company's future operations, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The company has no obligation and makes no undertaking to publicly update or revise any forward-looking statements. You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect the company's operations, markets, products, services and prices and cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause the company's actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the timing and extent of changes in commodity prices for natural gas and oil; the timing and extent of the company's success in discovering, developing, producing and estimating reserves; the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays; the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position; the extent of the company's success in drilling and completing horizontal wells; the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation; the company's lack of experience owning and operating drilling rigs; the company's ability to fund its planned capital expenditures; future property acquisition or divestiture activities; the effects of weather and regulation on the company's gas distribution segment; increased competition; the impact of federal, state and local government regulation; the financial impact of accounting regulations and critical accounting policies; changing market conditions and prices (including regional basis differentials); the comparative cost of alternative fuels; conditions in capital markets and changes in interest rates; the availability of oil field personnel, services, drilling rigs and other equipment; and any other factors listed in the reports we have filed and may file with the Securities and Exchange Commission (SEC). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Summary Follows
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